The Marquie Group, Inc.

August 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The Marquie Group, Inc.

Amendment No. 4 to

Offering Statement on Form 1-A

Filed August 9, 2019

File No. 024-10992

Ladies and Gentlemen:

On behalf of our client, The Marquie Group, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 5 to the Offering Statement on Form 1-A (“Amendment No. 5”) relating to the issuance by the Company of up to1,333,333,333 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 14, 2019 regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on August 9, 2019.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amendment No. 4 to Offering Statement on Form 1-A

General

1.	We note your responses to prior comments 1 and 3. It appears you intend to omit certain information regarding the public offering price pursuant to Rule 253(b). If accurate, revise your Part I information to check the box indicating that you intend to price this offering after qualification pursuant to Rule 253(b).

Be advised that Rule 253(b)(4) does not allow for the volume of securities offered to be omitted in reliance on the rule. Additionally, the upper end of the price range must be used in determining the aggregate offering price. Here, calculating the maximum aggregate offering price using the upper end of your price range and the volume of shares offered would result in the company’s proceeds exceeding the maximum permitted amount for a Tier 2 Regulation A offering. As such, revise your offering statement to reflect a volume of securities to be offered that falls within the limit set forth in Rule 251(a) when using the upper end of the price range.

We have corrected the selection of Part 1. Per conversation with counsel via telephone, we have also corrected the risk factor and provided more clarity in our Plan of Distribution section of the Offering Circular.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Marc Angell
Marc Angell, CEO
The Marquie Group, P.A.

cc:	William Eilers, Esq.